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                              October 25, 2021

       Brian K. Kistler
       Chief Executive Officer
       Freedom Holdings, Inc.
       6461 N 100 E
       Ossian, IN 46777

                                                        Re: Freedom Holdings,
Inc.
                                                            Correspondence
filed October 18, 2021 regarding
                                                            Amendment No. 3 to
Form 10 filed October 7, 2021
                                                            File No. 000-52952

       Dear Mr. Kistler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Response Dated October 18, 2021

       Statement of Operations

   1. We note your response to comment 2. We remain unclear as to how you determined the fair value of the
preferred stock issuances to Mr. Hunt and Mr. Kistler during fiscal years
                                                        2019 and 2020, also
noting your response that there was no market value to the common shares during these
times. Specifically, please address how you determined the $10 per share fair value for
each of your Series D preferred stock issuances and provide us with your detailed analysis
supporting this determination which should include a discussion of the consideration given
to the guidance in ASC 718-10-30.
 Brian K. Kistler
FirstName LastNameBrian K. Kistler
Freedom Holdings, Inc.
Comapany
October 25,NameFreedom
            2021       Holdings, Inc.
October
Page 2 25, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.




                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance